[redacted]

09056033

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-30041 44665 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Weisser Johnson Capital LP**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**1301 McKinney, Suite 2810**
(No. and Street)

| Houston | TX | 77010 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Frank M. Weisser** — **713-659-4600** (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Gainer, Donnelly & Desroches, LLP**
(Name – *if individual, state last, first, middle name*)

| 5847 San Felipe, Suite 1100 | Houston | TX | 77057 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SEC Mail Processing Section
MAR 03 2009
Washington, DC
111

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BB 3/24

# OATH OR AFFIRMATION

I, Frank M. Weisser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weisser Johnson Capital LP, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDA J. ROSE
Notary Public, State of Texas
My Commission Expires
October 12, 2011

Frank M Weisser
Signature

President/Treasurer
Title

Linda J. Rose
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEISSER JOHNSON CAPITAL LP

TABLE OF CONTENTS

## INDEPENDENT AUDITOR'S REPORT

To the Partners
Weisser Johnson Capital LP
Houston, Texas

We have audited the accompanying statement of financial condition of Weisser Johnson Capital LP (a limited partnership) (the "Partnership") as of December 31, 2008, and the related statements of operations, changes in partners' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weisser Johnson Capital LP as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United Stated of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gainer, Donnelly & Desroches, LLP

February 23, 2009

WEISSER JOHNSON CAPITAL LP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

| | | |
|---|---|---|
| ASSETS: | | |
| Cash and Cash Equivalents | $ | 15,028 |
| TOTAL ASSETS | $ | 15,028 |

LIABILITIES AND PARTNERS' CAPITAL

| | | |
|---|---|---|
| LIABILITIES: | | |
| Accrued Expenses | $ | 5,000 |
| Taxes Payable | | 200 |
| TOTAL LIABILITIES | | 5,200 |
| COMMITMENTS AND CONTINGENCIES | | |
| PARTNERS' CAPITAL | | 9,828 |
| TOTAL LIABILITIES AND PARTNERS' CAPITAL | $ | 15,028 |

The accompanying notes are an integral part of these financial statements

WEISSER JOHNSON CAPITAL LP
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

| | | |
|---|---|---|
| REVENUES: | | |
| Fee Income | $ | - |
| GENERAL AND ADMINISTRATIVE EXPENSES: | | |
| Accounting Fees | | 5,553 |
| Insurance | | 443 |
| Legal | | 246,729 |
| Office Services | | 4,089 |
| Registration Fees | | 4,318 |
| SIPC Assessment | | 150 |
| Taxes | | 200 |
| TOTAL GENERAL AND ADMINISTRATIVE EXPENSES | | 261,482 |
| LOSS FROM OPERATIONS | | (261,482) |
| OTHER INCOME: | | |
| Interest Income | | 1,246 |
| NET LOSS | $ | (260,236) |

The accompanying notes are an integral part of these financial statements

WEISSER JOHNSON CAPITAL LP
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2008

| | | |
|---|---|---|
| PARTNERS' CAPITAL, BEGINNING OF YEAR | $ | 70,264 |
| NET LOSS | | (260,236) |
| CONTRIBUTIONS | | 200,000 |
| DISTRIBUTIONS | | (200) |
| PARTNERS' CAPITAL, END OF YEAR | $ | 9,828 |

The accompanying notes are an integral part of these financial statements

WEISSER JOHNSON CAPITAL LP
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net Loss | $ | (260,236) |
| Adjustments To Reconcile Net Loss to Net Cash | | |
| Used in Operating Activities | | |
| Decrease in Accrued Expenses | | (6,423) |
| Net Cash Flows Used in Operating Activities | | (266,659) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Contributions | | 200,000 |
| Distributions | | (200) |
| Net Cash Flows From Financing Activities | | 199,800 |
| NET DECREASE IN CASH AND CASH EQUIVALENTS | | (66,859) |
| CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR | | 81,887 |
| CASH AND CASH EQUIVALENTS, END OF YEAR | $ | 15,028 |

The accompanying notes are an integral part of these financial statements

## NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization and Nature of Business Activity

Weisser, Johnson & Co. Capital Corporation (the "Company") was organized on January 10, 1992 under the laws of the State of Delaware to engage solely in the business of a registered broker-dealer. In February, 2003, the Company converted to Weisser Johnson Capital LP, a limited partnership (the "Partnership"). The Partnership operates in Houston, Texas brokering energy industry investments to a select group of institutional investors.

This summary of significant accounting policies of the Partnership is presented to assist in understanding the financial statements. The financial statements and notes are representations of management, who are responsible for their integrity and objectivity. These accounting policies reflect industry practices, conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements. The following items comprise the significant accounting policies of the Partnership.

### Basis of Accounting

The Partnership maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Accounting principles followed by the Partnership and the methods of applying those principles, which materially affect the determination of financial position, results of operations and cash flows are summarized below.

### Revenue Recognition

Revenues are recognized at the date of funding, which typically occurs in conjunction with the brokered deal.

### Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

### Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks and all short-term, highly liquid investments which are readily convertible into cash and have original maturities when purchased of three months or less.

### Cash Concentration

The Partnership maintains cash with financial institutions. From time to time, cash balances may exceed the federally insured levels. Management believes the credit risk is low due to the overall financial strength of the financial institutions.

### Income Tax

The Partnership is a limited partnership and has elected to be taxed as an "S" Corporation for federal income tax purposes in accordance with the provisions of the Internal Revenue Code Section 1362. Accordingly, no provision for federal income taxes is provided as the partners are taxed individually on their respective share of earnings or losses. However, a provision for Delaware corporation franchise tax of $200 has been provided.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -CONTINUED

Property and Equipment

Property and equipment, consisting of computer and office equipment, are stated at cost less accumulated depreciation. Depreciation expense for all property and equipment is computed on the straight-line method basis for financial reporting purposes.

Expenditures for additions, major renewal and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income.

No depreciation expense was charged to operations for the year ended December 31, 2008 as all assets, with a cost of $12,301, have been fully depreciated.

Fair Value Disclosures

Subject to the last sentence of this paragraph, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements" effective January 1, 2008. SFAS No. 157 provides a revised definition of fair value, establishes a framework for measuring fair value and expands financial statement disclosure requirements for fair value information. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Statement also establishes a fair value hierarchy that distinguishes between inputs based on market data from independent sources (observable inputs) and a reporting entity's internal assumptions based upon the best information available when external market data is limited or unavailable (unobservable inputs). The fair value hierarchy in SFAS No. 157 prioritizes fair value measurements into three levels based on the nature of the inputs. Quoted prices in active markets for identical assets or liabilities have the highest priority (Level 1), followed by observable inputs from other than quoted prices, including prices for similar but not identical assets or liabilities (Level 2) and unobservable inputs, including the reporting entity's estimates of the assumptions that market participants would use, having the least priority (Level 3). Pursuant to FASB Staff Position FAS 157-2, the Company has delayed the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008.

Also, effective January 1, 2008, the Company adopted SFAS No. 159, "The Fair Value Option for Financial Assets and Liabilities" which allows entities to choose, at specified election dates, to measure eligible financial assets and financial liabilities at fair value that are not otherwise required to be measured at fair value. If an entity elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. As allowed by the standard, the Company did not elect the fair value option for the measurement of any eligible assets or liabilities. Therefore, the January 1, 2008 adoption did not have an impact on the Company.

The Partnership's financial instruments (primarily cash and cash equivalents) are reported at amounts which reasonably approximate fair value.

## NOTE 2 – PARTNERSHIP AGREEMENT

The following are some of the significant terms of the Partnership agreement of Weisser Johnson Capital LP:

### Management

The General Partner, WJ Capital GP LLC, except as otherwise expressly stated or provided in the Partnership agreement, and to the extent required by the Partnership agreement, shall have the sole and exclusive authority to manage the business of the Partnership. In addition, the General Partner may receive compensation for the services rendered as a partner.

### Allocation of Income and Expenses

Net income or net loss shall be allocated 1% to the General Partner and 99% to the Limited Partner, WJ Capital Holdings.

### Payment of Distributions

Distributions shall be made, at the General Partner's discretion, to the Partners in accordance with their respective Partnership interests to the extent it is not needed for working capital, debt service, or for other Partnership purposes, as determined by the General Partner.

### Liability of Limited Partners

Limited Partners have no personal liability to the Partnership or to the creditors of the Partnership, for the debts and/or any losses of the Partnership beyond the amount contributed or required to be contributed to the capital of the Partnership.

### Term

The Partnership may continue until December 31, 2099, unless sooner terminated in accordance with the Partnership agreement.

## NOTE 3 – RELATED PARTY TRANSACTIONS

The Partnership shares an office with Weisser, Johnson & Co., an entity that has common ownership. The Partnership shares rent and certain administration expenses. When charged reimbursed expenses are not necessarily indicative of the costs that would have been incurred had the Partnership been a separate and independent operation. During the year ended December 31, 2008, Weisser, Johnson & Co. did not charge reimbursed overhead expenses to the Partnership.

The Partnership assigns its retainer fees, certain warrants to acquire equity securities, certain fees unrelated to securities transactions, and the reimbursement of expenses associated with client assignments to Weisser, Johnson & Co. under an informal arrangement. During the year ended December 31, 2008, the Partnership made no assignments to Weisser, Johnson & Co.

NOTE 4 – CONTINGENCIES

In July 2006, the Partnership filed a petition for breach of contract claim for fees due from a former client. The former client disputed any fees were due and also sought undefined damages and attorney fees. The case was tried in July 2008 and the jury rendered a verdict of $2,000,000 in favor of the Partnership and denied all counterclaims. The former client has asserted that they will appeal the verdict. As of December 31, 2008, no estimate can be made of the time or the amount, if any, of ultimate recovery. Accordingly, no amount has been reflected in the accompanying financial statements.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Partnership had net capital of $9,828, which was $4,828 in excess of its required net capital of $5,000. The Partnership's ratio of aggregate indebtedness to net capital was 0.53 to 1 at December 31, 2008.

NOTE 6 – FUTURE ACCOUNTING PRONOUNCEMENTS

In December 2007, the FASB issued SFAS No. 141R (revised 2007), "Business Combinations" and SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements". SFAS No. 141R will significantly change how business acquisitions are accounted for at the acquisition date and subsequent periods. The standard changes the accounting at the acquisition date to a fair value based approach rather than the cost allocation approach currently used. Other differences include changes in accounting for acquisition related costs, contingencies and income taxes. SFAS No. 160 changes the accounting and reporting for minority interests, which will be classified as a component of equity and will be referred to as noncontrolling interests. SFAS No. 141R and SFAS No. 160 will be effective for fiscal years beginning on or after December 15, 2008 and will be applied prospectively, except for the presentation and disclosure requirements in SFAS No. 160 for existing minority interests which will require retroactive application. Early adoption is prohibited.

In March 2008, the FASB issued SFAS No. 161, "Disclosures About Derivative Instruments and Hedging Activities", which expands the disclosure requirements under SFAS No. 133. The enhanced quantitative and qualitative disclosures will include how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. SFAS No. 161 is effective on January 1, 2009. SFAS No. 161 also amends SFAS No. 107 to clarify that derivative instruments are subject to SFAS No. 107 disclosure requirements regarding concentration of credit risk.

The Partnership does not expect either of these statements to have a significant impact on its financial statements.

SUPPLEMENTARY INFORMATION

WEISSER JOHNSON CAPITAL LP
SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
IN ACCORDANCE WITH RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

| | | |
|---|---|---|
| Net Capital: | | |
| Partners' Capital from Statement of Financial Condition | $ | 9,828 |
| Non Allowable Assets | | - |
| | | 9,828 |
| Haircuts: | | |
| Other Securities - 2% of Portion of Money Market Funds | | - |
| NET CAPITAL | $ | 9,828 |
| Computation of Basic Net Capital Requirement: | | |
| Minimum Net Capital Required (6-2/3% of aggregate indebtedness of $5,200) | $ | 347 |
| Minimum Dollar Net Capital Requirement | | 5,000 |
| Excess Net Capital | | 4,828 |
| Excess Net Capital at 1000% | $ | 9,308 |
| Computation of Aggregate Indebtedness: | | |
| Total Liabilities from Statement of Financial Condition | $ | 5,200 |
| Ratio: | | |
| Aggregate Indebtedness to Net Capital | | 0.53:1 |

Note: There are no material differences between the above computation and the computation of net capital as of December 31, 2008 previously filed by Weisser Johnson Capital LP on Form X-17A-5.

See Independent Auditor's Report

WEISSER JOHNSON CAPITAL LP
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2008

Weisser Johnson Capital LP does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

See Independent Auditor's Report

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5

To the Partners
Weisser Johnson Capital LP
Houston, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Weisser Johnson Capital LP (the "Partnership"), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

www.gddcpa.com
CERTIFIED PUBLIC ACCOUNTANTS | 713.621.8090
5847 San Felipe, Suite 1100 Houston, Texas 77057 | fax 713.621.6907

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily disclose all matters in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gainer, Donnelly & Desroches, LLP

February 23, 2009

# WEISSER JOHNSON CAPITAL LP

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2008

GAINER DONNELLY & DESROCHES